Exhibit 10.47
December 11, 2007
Mr. Roy Lever
74 Partridge Drive
Westwood, MA 02090
Dear Roy:
We are pleased to confirm our invitation for you to join Sovereign Bank. Roy, we hope you will take advantage of the great opportunity before you, the details of which follow. This letter, along with the enclosures, contains our complete offer of employment to you. Reporting to Joseph Campanelli, you will join Sovereign Bank as a Managing Director of Retail Banking, Executive Vice President, on December 31, 2007.
Compensation:
Your annual salary will be $350,000, paid bi-weekly at a rate of $13,461.54, less all applicable federal, state and local taxes and other authorized payroll withholdings. You will be eligible for an annual performance review in April 2009. You will receive a sign-on bonus in the amount of $200,000, payable in March 2008. You will receive an additional sign-on bonus of $100,000, payable on October 1, 2008. You will be eligible to participate in the applicable short term incentive plan for 2008, payable in 2009, subject to the same provisions of the applicable 2008 short term incentive plans for individuals at your level. The 2008 Short Term Incentive target amount for a team member at your level, grade 21, is 68% of your base salary.
Equity Compensation:
Sovereign Bank will award you $500,000 worth of restricted stock as part of its 2008 Long Term Incentive Program grant cycle. The timing of this grant is tentatively scheduled for approval by the Compensation Committee of the Board on March 3. The number of shares granted will be determined by dividing the value of your award by the closing price of Sovereign common stock on December 31, 2007. The award will vest 20% per year for five years on the anniversary of the award. This grant is subject to the terms and provisions of the 2004 Sovereign Stock Plan. Upon issuance of the award you will receive notification from Sovereign’s stock plan administrator advising you the award is available for viewing and grant acceptance.
Employment Agreement:
Sovereign Bank will be requesting that the Compensation Committee of the Board approve that the Bank enter into an employment agreement with you. The recommendation will include a two year term renewable annually, with a severance arrangement post change-in-control equating to two times the sum of (A) the highest base salary paid in the year of termination or preceding two years and (B) the greater of (i) target bonus in the year of termination or (ii) the highest bonus paid in one of the three years preceding termination. The bank will also provide you continued medical, dental, and vision benefits for 24 months at no cost to you if you are currently enrolled in the program(s) on the date your employment ends. Pending approval, documentation for the employment would be forwarded under separate cover.
Benefits:
In addition to your bi-weekly salary, you will be eligible to participate in our Comprehensive Benefits Program. The program includes a Flexible Benefits Plan, (options such as medical, dental, vision, life, etc.), that is effective the first of the month after completion of 30 days of employment. You will receive an enrollment notification within 30 days from your first day of employment. Along with this notification you will be provided with an Internet web address to access Sovereign’s On-Line Enrollment System, as well as your enrollment deadline. The On-line Enrollment System will provide you with your enrollment options as well as details on each program available. It is important that you enroll by your deadline. Failure to enroll by the deadline will result in no coverage for you and your eligible dependent(s). Depending on the chosen options, you may be required to contribute to the cost of your benefits through bi-weekly payroll deductions. Information on Sovereign’s other benefit programs, including but not limited to 401(k) Savings Plan and Employee Stock Purchase Plan (ESPP), will be provided to you at orientation.
In addition you will be eligible to participate in the Sovereign Bancorp, Inc. Deferred Compensation Plan, “DCP”. The DCP is a non-qualified deferred compensation plan which allows executives to defer on a pre-tax basis, 25% to 100% of the cash portion of their annual incentive plan. The deferral is not subject to forfeiture and payment may be deferred for a minimum of two years. The program is administered by Charles Schwab and offers a variety of mutual funds for investment. Due to Section 409A requirements, you will need to make an election to defer a portion of your 2008 incentive, paid in 2009, by June 30, 2008. You will receive an email from HR Executive Compensation when the site is available for enrollment.
Your parking at 75 State Street will be provided to you and subsidized by Sovereign Bank.
Sovereign reserves the right to change, end, or alter plans and eligibility dates at any time.
This offer of employment is made contingent upon successful completion of the following:
1.	Your ability to provide proof of your identity and legal rights to work in the United States, as specified by the Immigration and Reform Control Act of 1986. The attached list of documents outlines the proof we can accept as dictated by the U.S. Citizenship and Immigration Services. Please bring the required forms with you to orientation.
2.	Successful completion of the background checks.
We will be in touch in regards to your orientation.
Please confirm your acceptance by signing the enclosed letter and returning it to my attention.
In addition, please complete the following form and return it to Casey Donato, Recruiting Assistant, 617-757-5438. Once the results of the background checks have been completed, we will be able to finalize your start date.

Release Authorization and Fair Credit Reporting Disclosure Act- please complete this authorization form and return it to me. This is for your background checks.
A second copy of this letter is provided for your records.
Please recognize that while this letter explains some of the terms of your employment with Sovereign, it is not an employment contract. The terms and conditions outlined here can be changed at any time. Employment at Sovereign is considered to be “at-will”, meaning it is at the mutual consent of both Sovereign Bank and you and may be terminated by either you or Sovereign at any time, with or without cause and with or without notice.
Roy, we are very enthusiastic about you joining Sovereign Bank and look forward to a mutually rewarding working relationship. We believe we can offer you opportunities that challenge and reward you, and we look forward to your accepting our offer.
Sincerely yours,

Thomas J. McAuliffe
Managing Director, Human Resources
Sovereign Bank
Enclosures
Offer accepted as outlined above:

/s/ Roy Lever	12/13/07

Roy Lever	Date

COMPENSATION OFFER — ROY LEVER

		Current	Sovereign		% Incr.
Grade:		?	21
Base Salary:		$225.0	$350.0		55.6%
Bonus Target %:		100%	68%
Bonus Target $’s:		$225.0	$238.0		5.8%

Total Cash Comp:		$450.0	$588.0		30.7%
Annual Equity Grant Range:	*	$50.4	$500

Total Comp Range:		$500.4	$1,088

Sign-on Bonus:			$300.0	#

Deferred Comp:		Up to 100% Bonus and a % of Salary	Up to 100% Bonus
Employment Agreement:			2 years		Renewed annually

*	Projected Range; not yet BOD approved

#	Roy indicates 2008 bonus determined at $240K to be paid in February ‘08. In conjunction with $50K in restricted stock to vest in February ‘08 as well, recommend a $300K sign-on bonus, to be paid $200K with Sovereign’s bonuses and $100K on October 1, 2008